Filed by American Realty Capital — Retail Centers of America, Inc.

Commission File No. 000-55198

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: American Realty Capital — Retail Centers of America, Inc.

Commission File No. 000-55198

This filing relates to the proposed merger of American Realty Capital — Retail Centers of America, Inc. (“RCA”) and American Finance Trust, Inc. (“AFIN”). The following are (1) a letter to be sent to RCA’s stockholders relating to repurchase requests made pursuant to RCA’s share repurchase program, and (2) a presentation relating to the merger to be posted on RCA’s website and sent to financial advisors who have requested it.

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, AFIN and RCA filed a joint proxy statement/prospectus with the SEC on December 16, 2016. BOTH AFIN’S AND RCA’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by AFIN and RCA with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by AFIN with the SEC are also available free of charge on AFIN’s website at www.americanfinancetrust.com and copies of the documents filed by RCA with the SEC are available free of charge on RCA’s website at www.retailcentersofamerica.com.

RCA Letter

405 Park Avenue, New York, NY 10022

T: (212) 415-6500

www.RetailCentersOfAmerica.com

January [ ], 2017

[SHAREHOLDER NAME]

[SHAREHOLDER ADDRESS 1]

[SHAREHOLDER ADDRESS 2]

[SHAREHOLDER CITY, STATE ZIP]

Dear [SHAREHOLDER NAME],

This letter serves as confirmation that DST Systems, Inc., the transfer agent for American Realty Capital - Retail Centers of America, Inc. (the “Company” or “RCA”), has received your request to repurchase shares pursuant to RCA’s share repurchase program (“SRP”).

As previously communicated to you, on September 6, 2016, in contemplation of its proposed merger with American Finance Trust, Inc. (“AFIN”), the RCA board determined to suspend RCA’s SRP. As a result, RCA will not complete any share repurchase requests, regardless of the reason for the request.

If AFIN and RCA stockholders approve the merger of the two companies, you will have the opportunity to participate in AFIN’s SRP. Below is an excerpt from AFIN and RCA’s joint proxy statement on this point:

Q.	If the merger is completed, will RCA stockholders be eligible to participate in AFIN’s share repurchase plan?

A.	Yes. If the merger is completed, RCA stockholders will be eligible to request repurchase of their shares of AFIN common stock under AFIN’s share repurchase plan, or the AFIN SRP. For purposes of the AFIN SRP, shares of AFIN common stock received from AFIN in exchange for shares of RCA pursuant to the Merger, if the Merger is completed, will be deemed to have been acquired from AFIN on the date that the holder acquired the shares of RCA, provided the holder of shares of RCA common stock purchased the shares of RCA common stock from RCA or received their shares of RCA common stock from RCA (directly or indirectly) through one or more non-cash transactions, and any holding period under the AFIN SRP shall be deemed to include the period that shares of RCA were held by the holder.

If the merger is not completed the RCA board may reconsider lifting the SRP suspension.

If the merger is completed, we will contact you to provide you with the necessary forms to complete in order to participate in AFIN’s SRP. RCA’s special meeting of stockholders to vote on the merger with AFIN is currently scheduled for February 13, 2017. AFIN currently anticipates it will follow a semi-annual SRP process and requests received on or before June 30th and December 31st each year will be considered for repurchase.

405 Park Avenue, New York, NY 10022

T: (212) 415-6500

www.RetailCentersOfAmerica.com

You need not take any action at this point.

Please feel free to contact us at 866-902-0063 Monday through Friday between 8:30 a.m. and 5:30 p.m. Eastern with any questions regarding your investment.

Sincerely,

[signature]

Curtis Parker

Senior Vice President, Client Relations

AR Global Investments, LLC

cc: [FINANCIAL ADVISOR NAME], [FINANCIAL ADVISOR FIRM NAME]

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, AFIN and RCA filed a joint proxy statement/prospectus with the SEC on December 16, 2016. BOTH AFIN’S AND RCA’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by AFIN and RCA with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by AFIN with the SEC are also available free of charge on AFIN’s website at www.americanfinancetrust.com and copies of the documents filed by RCA with the SEC are available free of charge on RCA’s website at www.retailcentersofamerica.com.

RCA Presentation

Frequently Asked Questions - Merger of American Realty Capital – Retail Centers of America (RCA) with American Finance Trust (AFIN)

FREQUENTLY ASKED QUESTIONS 2 A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC . IF THE MERGER IS APPROVED, EACH RCA SHARE WILL BE CONVERTED INTO 0.385 AFIN SHARES PLUS $0.95 PER RCA SHARE IN CASH RCA stockholders will receive 0 . 385 AFIN shares for each share of RCA owned . Fractional shares will not be issued as part of the exchange and cash will be paid in lieu of fractional shares . In addition, RCA stockholders will receive cash consideration of $ 0 . 95 per RCA share owned . The cash component of the merger consideration will be paid following the closing of the merger . This will be paid to the distribution address or instructions the transfer agent currently has on file for your RCA account . HOLDING RCA SHARES After the merger is complete, each RCA share will convert into 0 . 385 AFIN shares which will continue to be recorded at DST Systems, Inc . (“DST”), the current transfer agent for both RCA and AFIN . No further action is required of stockholders, financial advisors, broker dealer home office representatives or custodians .. ACCOUNT RECONCILIATION DEADLINE IS FEBRUARY 9 , 2017 No changes to RCA account information (such as names and addresses) will be processed after February 9 , 2017 . This deadline for any such changes allows for account records to be reconciled and will help facilitate a smooth and orderly share transfer process .

FREQUENTLY ASKED QUESTIONS A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC . HOW DO I SELL MY AFIN SHARES? Like RCA, AFIN has a share repurchase plan (“SRP”) permitting AFIN shareholders to sell their shares back to AFIN, subject to certain conditions . After the merger closes RCA shareholders will be eligible to participate in AFIN’s SRP, which currently provides for two semi - annual repurchase periods each year .. AFIN’s SRP provides for shares to be repurchased at a discount from its most recent estimated net asset value (“NAV”) based on the length of time shares have been owned . For RCA shareholders, shares of AFIN common stock received pursuant to the merger will be deemed to have been acquired on the date the RCA shareholder acquired its RCA common stock, subject to certain conditions . AFIN’s SRP is subject to modification, suspension or termination should the AFIN board determine necessary .. WHAT SORT OF COMMUNICATION WILL I RECEIVE FROM AFIN? You will receive several communications from AFIN after the merger is complete .. Communications will be in the form of hard copy ,e - mail correspondence and/or through public filings available at www . americanfinancetrust .. com and www . sec . gov . In December you should have received proxy materials related to the AFIN Special Meeting of Stockholders being held on February 13 , 2017 . If you have not already done so, please review the proxy materials and vote your shares . 3

FREQUENTLY ASKED QUESTIONS A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC . WHAT HAPPENED TO THE RCA DRIP PLAN? The RCA DRIP plan was suspended in contemplation of the merger with AFIN . All distributions have been paid in cash starting with the distribution payable on September 1 , 2016 .. WILL MY COST BASIS BE RECORDED? Yes . DST will continue to track cost basis . If your shares are held in a custodial account, your custodian will have this information recorded . WHEN WILL THE CASH PORTION OF THE CONSIDERATION BE PAID? The cash component of the merger consideration will be paid at closing . This will be paid to the distribution address or instructions DST currently has on file for your RCA account . 4

FREQUENTLY ASKED QUESTIONS A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC . 5 WHAT ARE THE TAX CONSEQUENCES OF THIS MERGER? Assuming the merger qualifies as a reorganization within the meaning of Section 368 (a) of the Internal Revenue Code of 1986 , as amended, U . S . holders of RCA common stock generally will recognize gain (but not loss) for U . S . federal income tax purposes upon the receipt of a combination of AFIN common stock and cash in exchange for RCA common stock in connection with the merger, but their taxable gain will not exceed the cash they receive in connection with the merger (excluding any cash received in lieu of fractional shares of AFIN common stock) . All holders of RCA common stock should read the discussion under the heading “Material U . S . Federal Income Tax Consequences” beginning on page of 139 of the joint proxy statement/prospectus and consult their tax advisors as to the U . S . federal income tax consequences of the merger, as well as the effects of any other federal, state, local and non - U . S . tax laws . HOW WILL MY CASH DISTRIBUTIONS BE AFFECTED BY THE MERGER? Based on AFIN's current distribution rate, the amount of your monthly cash distributions will remain the same once the merger is complete . Additionally, your RCA distribution instructions and preferences will be replicated for your AFIN shares . For example, if you currently receive your distributions via direct deposit and usually receive approximately $ 100 . 00 per month, after the merger you will continue to see a monthly distribution direct deposited in your account for approximately $ 100 . 00 .

IMPORTANT INFORMATION

American Realty Capital Retail Centers of America

Forward-Looking Statements

Certain statements made in this presentation are "forward-looking statements" (as defined in Section 21E of the Securities Exchange Act of 1934), which reflect the expectations of RCA and AFIN regarding future events. The forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, whether and when the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement") between RCA and AFIN, among others, will be consummated, the new combined company's plans, market and other expectations, objectives, intentions, as well as any expectations or projections with respect to the combined company, including regarding future distributions and market valuations, and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval by AFIN's and RCA's stockholders of the transactions contemplated in the Merger Agreement; market volatility; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the tenants of the respective parties. Additional factors that may affect future results are contained in RCA's and AFIN's filings with the SEC, which are available at the SEC's website at www.sec.gov. RCA and AFIN disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Risk Factors

Our potential risks and uncertainties are presented in the section titled "Item 1A. Risk Factors" disclosed in our Annual Report on Form 10-K for the year ended December 31, 2015 and our Quarterly Reports on Form 10-Q filed from time to time. The following are some of the risks and uncertainties relating to us and the proposed transaction, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

- All of our executive officers are also officers, managers or holders of a direct or indirect controlling interest in American Realty Capital Retail Advisor, LLC or other entities under common control with AR Global Investments, LLC ("AR Global"). As a result, our executive officers, our Advisor and its affiliates face conflicts of interest, including significant conflicts created by our Advisor's compensation arrangements with us and other investment programs advised by affiliates of our sponsor and conflicts in allocating time among these entities and us, which could negatively impact our operating results.
- The merger and related transactions are subject to certain conditions, including approval by stockholders of RCA and AFIN.
- The merger is conditioned on AFIN's common stock being authorized for listing, but the merger agreement does not require that AFIN's common stock begin trading upon closing. There can be no assurance that our or AFIN's common stock will be listed. No public market currently exists, or may ever exist, for shares of our common stock and our shares are, and may continue to be, illiquid.
- AFIN's net asset value represents AFIN's estimate of the value of its assets and does not necessarily represent the amount a third party would pay for AFIN's assets or the price at which AFIN's shares would trade if they were listed on an exchange or were actively traded by brokers.
- Failure to complete the merger could negatively impact the value of RCA common stock, and the future business and financial results of RCA.

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC. 6

IMPORTANT INFORMATION (CONT'D)

American Realty Capital
Retail Centers of America

- The pendency of the merger could adversely affect the business and operations of RCA and AFIN.
- If the merger is not consummated by March 6, 2017, either RCA or AFIN may terminate the merger agreement.
- We depend on tenants for our rental revenue and, accordingly, our rental revenue is dependent upon the success and economic viability of our tenants.
- Our tenants may not achieve our rental rate incentives and our expenses could be greater, which may impact our results of operations.
- We have not generated, and in the future may not generate, operating cash flows sufficient to cover 100% of our distributions, and, as such, we may be forced to source distributions from borrowings, which may be at unfavorable rates, or depend on our Advisor to waive reimbursement of certain expenses or fees. There is no assurance that our Advisor will waive reimbursement of expenses or fees.
- We may be unable to pay or maintain cash distributions at the current rate or increase distributions over time.
- We are obligated to pay fees, which may be substantial, to our Advisor and its affiliates.
- We are subject to risks associated with any dislocation or liquidity disruptions that may exist or occur in the credit markets of the United States of America.
- We may fail to continue to qualify to be treated as a real estate investment trust for U.S. federal income tax purposes, which would result in higher taxes, may adversely affect our operations and would reduce the value of an investment in our common stock and our cash available for distributions.
- We may be deemed by regulators to be an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and thus subject to regulation under the Investment Company Act.
- All of AFIN's executive officers are also officers, managers or holders of a direct or indirect controlling interest in American Finance Advisors, LLC (the "AFIN Advisor") or other entities under common control with AR Global. As a result, AFIN's executive officers, the AFIN Advisor and its affiliates face conflicts of interest, including significant conflicts created by the AFIN Advisor's compensation arrangements with AFIN and other investment programs advised by affiliates of AFIN's Sponsor and conflicts in allocating time among these entities and AFIN, which could negatively impact AFIN's operating results.
- AFIN depends on tenants for its rental revenue and, accordingly, its rental revenue is dependent upon the success and economic viability of its tenants.
- AFIN's tenants may not achieve its rental rate incentives and AFIN's expenses could be greater, which may impact AFIN's results of operations.
- There can be no assurances that the purchase and sale agreement entered into by AFIN relating to the disposition of the Merrill Lynch Properties will be consummated.
- The merger and related transactions are subject to certain conditions, including approval by stockholders of AFIN and RCA.
- Failure to complete the merger could negatively impact the value of AFIN common stock, and the future business and financial results of AFIN.
- The pendency of the merger could adversely affect the business and operations of AFIN and RCA.

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC. 7

IMPORTANT INFORMATION (CONT'D)

American Realty Capital Retail Centers of America

- RCA is engaged in the business of owning and operating retail properties, including power centers and lifestyle centers, and this business has different risks than AFIN's current business which primarily consists of owning net leased real estate, including shorter lease terms, greater exposure to downturns in the retail market, dependence on the success and economic viability of anchor tenants and competition from alternative retail channels such as internet shopping.
- AFIN has not generated, and in the future may not generate, operating cash flows sufficient to cover 100% of our distributions, and, as such, AFIN may be forced to source distributions from borrowings, which may be at unfavorable rates, or depend on the AFIN Advisor to waive reimbursement of certain expenses or fees. There is no assurance that the AFIN Advisor will waive reimbursement of expenses or fees.
- AFIN may be unable to pay or maintain cash distributions at the current rate or increase distributions over time.
- AFIN are obligated to pay fees, which may be substantial, to the AFIN Advisor and its affiliates.
- AFIN is subject to risks associated with any dislocation or liquidity disruptions that may exist or occur in the credit markets of the United States of America.
- AFIN may fail to continue to qualify to be treated as a real estate investment trust for U.S. federal income tax purposes, which would result in higher taxes, may adversely affect its operations and would reduce the value of an investment in its common stock and its cash available for distributions.
- AFIN may be deemed by regulators to be an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and thus subject to regulation under the Investment Company Act.

Additional Information About the Proposed Transaction and Where to Find It

his communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, AFIN and RCA filed a joint preliminary proxy statement/prospectus with the SEC on December 16, 2016. Both AFIN's and RCA's stockholders are urged to read the proxy statement (including all amendments and supplements thereto) and other relevant documents filed with the SEC if and when they become available because they will contain important information about the proposed transaction.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by AFIN and RCA with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by AFIN with the SEC are also available free of charge on AFIN's website at www.americanfinancetrust.com and copies of the documents filed by RCA with the SEC are available free of charge on RCA's website at www.retailcentersofamerica.com.

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC. 8

▪ For account information, including balances and the status of submitted paperwork, please call us at (866) 902 - 0063 ▪ Financial Advisors may view client accounts, statements and tax forms at www.dstvision.com ▪ Shareholders may access their accounts at www.ar - global.com American Realty Capital – Retail Centers of America www.RetailCentersofAmerica.com